June 14, 2007	TSX Venture Symbol: CPQ

CANPLATS PROPERTY UPDATE

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to provide an update on recent field activities at its wholly-owned Mexican properties.

Rodeo Project - The Phase 3 drill program has been completed on the Rodeo gold property located approximately 150 kilometers north of Durango, Mexico.  Just over 1,100 meters of drilling was completed in four diamond drill holes.  Assay results will be received over the next three to four weeks and will be released upon receipt.

Regional Exploration - Regional exploration has been ongoing at the Maijoma and El Alamo claims.  These two claims are at opposite ends of a group of four claims staked by Canplats that cover the 60 kilometer long, northeast trending Maijoma Crustal Break and cover an aggregate of approximately 84,500 hectares.  The regional geology comprises basement rocks of Jurasic limestone and calcarious shales and standstones, which have been overlain by a moderately thick sequence of rhyolite volcanics.  The sediments have locally been intruded by Tertiary monzonites, rhyolite dikes and sills.  Exposure of the basement sedimentary units is restricted to isolated windows through the volcanics on the Maijoma and El Alamo claims.

Maijoma Project - The project is located 75 kilometers southeast of Presido, Texas on the Mexico/U.S. border.  A paved highway lies within 5 kilometers of the project’s western margin.

The main prospect is a lenticular window of metamorphosed limestone measuring 1.2 kilometers by 0.3 kilometers.  The limestones have been re-crystallized to a very coarse-grained marble and locally host poddy manganese mineralization, with anomalous silver values and isolated lead and zinc values in excess of 1% each.

An IP geophysical survey identified several shallow anomalies directly associated with the main zone of intense re-crystallization.  The alteration halo, and interpretation of government airborne magnetic data suggests the project is possibly underlain by a large intrusive.  As such, the project has potential to host either a porphyry deposit in the intrusive, or replacement-style mineralization in the altered carbonates above the intrusive.

El Alamo Project – The El Alamo project is located 66 kilometers southeast of Presidio, Texas and 42 kilometers northeast of the Maijoma project.  The area between this claim and the Maijoma project (located 42 kilometers to the southwest) is covered by the Aqua Loca, and Los Volcanes claims, also held 100% by Canplats.

At El Alamo, a large area of variably-altered sediments and carbonates is enclosed by weakly-altered rhyolite volcanics.  Several northwest-trending structures have been mapped and sampled over a strike length of 6 kilometers.  Showings along the structure are marked by quartz veining, from 1 meter to 5 meters in width.  The host rock has been altered to skarn and marble over varying widths of 5 meters to 25 meters from the vein.  Samples along the vein generally assayed between 20 g/t silver and 260 g/t silver.  An IP geophysical survey identified several anomalies at shallow to moderate depths which are closely associated with the structures.

Over the next few months, work will be focused on developing road access into the existing showings and trenching in areas of poor outcrop.  An RC drill program has been scheduled to begin on the El Alamo and Maijoma projects after the rainy season ends, in late September or early October 2007.

QUALIFIED PERSON: Kenneth C McNaughton, M.A.Sc., P.Eng., vice president, exploration, Canplats Resources Corporation., is the Qualified Person (QP) under NI 43-101 responsible for the exploration programs. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex in Chihuahua, Mexico for analysis.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Paul LaFontaine
Director, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.